**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**September 19, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Prospect Global Resources Inc.**

**File No. 000-54438- CF#28513**

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Prospect Global Resources Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 4, 2012.

Based on representations by Prospect Global Resources Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1                    through June 4, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Craig E. Slivka
Special Counsel